UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Aircraft Solutions, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
378964100
(CUSIP Number)
Timothy G. Ewing
Ewing & Partners
4514 Cole Avenue, Suite 808
Dallas, TX 75205
(214) 522-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing & Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

5,031,425

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

5,031,425

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,031,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Timothy G. Ewing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

5,031,425

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

5,031,425

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,031,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

5,031,425

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

5,031,425

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,031,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance General Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

5,031,425

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

5,031,425

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,031,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance Partners (Q.P.), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,594,703

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

3,594,703

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,594,703

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

1,436,722

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

1,436,722

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,436,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed on behalf of (i) Endurance Partners, L.P., a Texas limited partnership ("Endurance"), (ii) Endurance Partners (Q.P.), L.P., a Texas limited partnership ("Endurance QP"), (iii) Endurance General Partners, L.P., a Texas limited partnership ("Endurance GP"), (iv) Ewing & Partners, a Texas general partnership ("E&P"), (v) Ewing Asset Management, LLC, a Texas limited liability company ("EAM"), and (vi) Timothy G. Ewing, a United States citizen ("Mr. Ewing") (all such persons collectively referred to herein as the "Reporting Persons"), as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $0.001 per share ("Common Stock") of Global Aircraft Solutions, Inc., a Nevada corporation (the "Issuer"), as originally filed with the Securities and Exchange Commission ("SEC") on February 26, 2008 (the "Statement").

Item 4 of the Statement is hereby amended and restated as follows:

Item 4	Purpose of Transaction

The Common Stock was acquired by the Reporting Persons for investment purposes.  This Statement is filed because the Reporting Persons have determined that, as of the Reporting Date, their continued holding of the Common Stock may have the purpose or effect of changing or influencing control of the Issuer.

Mr. Ewing, one of the Reporting Persons, has been nominated for election to the Board of Directors of the Issuer at the Issuer's 2008 Annual Meeting for a two-year term. Additionally, Mr. Brent G. Dau, a managing director at E&P and a partner of Endurance GP, was appointed to the Board of Directors of the Issuer by the Board of Directors on July 28, 2008, and has been nominated for election to the Board of Directors at the Issuer's 2008 Annual Meeting for a two-year term.

Through their presence on the Board of Directors, the Reporting Persons expect to influence the Issuer regarding its current operations and prospects, possible changes in the composition of its board of directors or management, and other matters pertaining to its business.  The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.  Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Except as set forth in this statement, none of the Reporting Persons currently has any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ewing & Partners
Date: September 12, 2008

By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Timothy G. Ewing
Date: September 12, 2008

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Asset Management, LLC
Date: September 12, 2008

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance General Partners, L.P.
Date: September 12, 2008

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Partners (Q.P.), L.P.
Date: September 12, 2008

By:	Endurance General Partners, L.P., General Partner

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Partners, L.P.
Date: September 12, 2008

By:	Endurance General Partners, L.P., General Partner

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Beth N. Lowson, Jerry J. Carannante and Joseph D. Zargari, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of August 2006.

By:	/s/ Timothy G. Ewing

Timothy G. Ewing